Filed by Eaton Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cooper Industries plc; Eaton Corporation

Filer’s SEC File No.: 1-1396

Date: September 7, 2012

[Communication Posted on Eaton Corporation’s Intranet]

Electrical Sector Names Integration Team Leaders for the Acquisition of Cooper Industries

September 7, 2012

Jeff Krakowiak, integration leader for Eaton’s Cooper Industries acquisition, announced the appointment of six integration team leaders who will spearhead critical integration work streams leading to Eaton’s successful assimilation of Cooper Industries. “Responsibilities of the work stream leaders include integration planning in advance of the acquisition and development of the future strategy and operating structure to optimize the strength of the combined companies,” said Krakowiak.

Eaton reached agreement to acquire Cooper, a global electrical equipment manufacturer with 2011 sales revenues totaling $5.4B and approximately 26,000 employees, on May 21, 2012. Finalization of the transaction is anticipated in the second half of the year after the necessary regulatory approvals are received.

The following integration work stream leaders and team members will transition into their new roles in the coming weeks:

Mike Bungo has been named Global Manufacturing and Supply Chain integration leader, reporting to Krakowiak. Bungo has served as senior vice president – Manufacturing and Supply Chain for Eaton’s Electrical Sector since August 2010. He has been responsible for the integration of all operational functions with a priority on manufacturing, including manufacturing strategy, industrialization and new product launch effectiveness. Bungo joined Eaton in 1978 and held positions of increasing responsibility in the Truck, Fluid Power and Electrical organizations.

He earned a Bachelor of Arts degree in business from Baldwin-Wallace College in Ohio and an MBA from the University of Evansville in Indiana. Bungo will remain located in Pittsburgh. His current position will not be immediately filled.

Molly Murphy becomes Global Sales integration leader, reporting to Krakowiak. Murphy was named vice president of sales operations for the Electrical Sector’s APAC region in 2010. Previously, she led the OEM sales organization for North America Sales and has worked in the channel organization. Murphy joined Eaton in 1996 in organizational development for the Industrial Controls Division in Milwaukee.

She holds a bachelor’s degree in business and an MBA from Gonzaga University in Spokane, Washington. Murphy will relocate from Shanghai to Cleveland later this fall. A new APAC sales operations leader for the sector will be named in the near future.

Matt Cleary has been named Channel integration leader for the Americas, reporting to Murphy. Cleary has been vice president – Channel for the Electrical Sector’s Americas Region since 2010, having previously served as director of sales for the East Central Zone of the North America Sales organization. Cleary joined Eaton in 1981 as a sales engineer. He has since held area and district sales manager assignments as well as product and product line management positions.

Cleary is a graduate of Marquette University in Milwaukee with a bachelor’s degree in mechanical engineering. Cleary will remain located in Pittsburgh, and his successor will be named following the close of the Cooper acquisition.

Dee Otts (formerly Walters) has been named Human Resources integration leader, reporting to Krakowiak. Otts most recently was director, Human Resources working on Project Link – Oracle HRMS implementation. Previously she served as director – Human Resources for Eaton’s Truck North America Division. She also served on international assignment in India where she was responsible for managing the country’s human resources function. Otts joined Eaton in 1995 and has held a series of progressively responsible positions including Human Resources integration leader for the Powerware acquisition.

Otts earned a bachelor’s degree in human resources from Kent State University and a master’s in business administration from Lake Erie College, both in Ohio. Otts will remain located in Cleveland.

Joanne McHugh has been named Program Management integration leader, reporting to Krakowiak. McHugh joined Eaton’s Electrical Sector in June, 2012, as director of program management. She is an expert in establishing and embedding program management processes and capabilities. Prior to joining Eaton, McHugh held the position of director of program management at Goodrich Corporation.

McHugh holds a bachelor’s degree in economics from the University of Western Ontario in Canada and a master’s degree in program management from the University of Manchester in the U.K. McHugh will remain based in Cleveland, and a search is underway for her successor.

Hilary Spittle has been named Branding and Marketing integration leader, reporting to Krakowiak. Spittle joined Eaton as senior manager – International and External Communications in 2007 where she built upon her global experience in brand and marketing communications, media relations, internal communications, and trade events. Prior to Eaton, she held several communications positions at General Motors, including director – Global Brand Communications.

Spittle earned a Bachelor of Arts in communications from the University of Detroit. She will remain based in Cleveland, and a search will soon get underway for her successor.

Each of the integration team leaders will be complemented by a counterpart from Cooper Industries throughout the integration. Additional team members will be named nearer the close of the acquisition.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information Has Been And Will Be Filed With The SEC

A registration statement on Form S-4 has been filed with the SEC, which includes the preliminary Joint Proxy Statement of Eaton Corporation (“Eaton”) and Cooper Industries plc (“Cooper”) that also constitutes a preliminary Prospectus of Eaton Corporation plc.1 The registration statement has not yet become effective. Eaton and Cooper plan to mail to their respective shareholders (and to Cooper Equity Award Holders for information only) the definitive Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transaction. Investors and shareholders are urged to read the Joint Proxy Statement/Prospectus (including the Scheme) and other relevant documents filed or to be filed with the SEC carefully because they contain or will contain important information about Eaton, Cooper, Eaton Corporation plc, the transaction and related matters. Investors and security holders will be able to obtain free copies of the definitive Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by Eaton Corporation plc, Eaton and Cooper through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the definitive Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Eaton and Eaton Corporation plc with the SEC by contacting Eaton Investor Relations at Eaton Corporation, 1111 Superior Avenue, Cleveland, OH 44114 or by calling (888) 328-6647, and will be able to obtain free copies of the definitive Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Cooper by contacting Cooper Investor Relations at c/o Cooper US, Inc., P.O. Box 4446, Houston, Texas 77210 or by calling (713) 209-8400.

Participants in the Solicitation

Cooper, Eaton and Eaton Corporation plc and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of Cooper and Eaton in respect of the transaction contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Cooper and Eaton in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the definitive Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Cooper’s directors and executive officers is contained in Cooper’s Annual Report on Form 10-K for the year ended December 31, 2011 and its Proxy Statement on Schedule 14A, dated March 13, 2012, which are filed with the SEC. Information regarding Eaton’s directors and executive officers is contained in Eaton’s Annual Report on Form 10-K for the year ended December 31, 2011 and its Proxy Statement on Schedule 14A, dated March 16, 2012, which are filed with the SEC.

Forward-Looking Statements

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 concerning Eaton, Eaton Corporation plc, the acquisition and other transactions contemplated by the Transaction Agreement, our acquisition financing, our long-term credit rating and our revenues and operating earnings. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Eaton or Eaton Corporation plc, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside of our control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include adverse regulatory decisions; failure to satisfy other closing conditions with respect to the Acquisition; the risks that the new businesses will not be integrated successfully or that we will not realize estimated cost savings and synergies; our ability to refinance the bridge loan on favorable terms and maintain our current long-term credit rating; unanticipated changes in the markets for our business segments; unanticipated downturns in business relationships with customers or their purchases from Eaton; competitive pressures on our sales and pricing; increases in the cost of material, energy and other production costs, or unexpected costs that cannot be recouped in product

[1]	Currently named Eaton Corporation Limited but expected to be re-registered as Eaton Corporation plc prior to the consummation of the transaction.

pricing; the introduction of competing technologies; unexpected technical or marketing difficulties; unexpected claims, charges, litigation or dispute resolutions; new laws and governmental regulations. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business described in our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the SEC. We do not assume any obligation to update these forward-looking statements.

No statement in this communication is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Eaton.

Statement Required by the Takeover Rules

The directors of Eaton Corporation accept responsibility for the information contained in this communication. To the best knowledge and belief of the directors of Eaton Corporation (who have taken all reasonable care to ensure such is the case), the information contained in this communication is in accordance with the facts and does not omit anything likely to affect the import of such information.

Persons interested in 1% or more of any relevant securities in Eaton or Cooper may from the date of this communication have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007 (as amended).